SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Diameter Dynamic Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

55 Hudson Yards, 29th Floor

New York, New York 10001

Telephone Number (including area code):

(212) 655-1419

Name and address of agent for service of process:

Michael Cohn

Diameter Dynamic Credit Fund

55 Hudson Yards, 29th Floor

New York, New York 10001

With copies of Notices and Communications to:

Rajib Chanda

Steven Grigoriou

Neesa Patel Sood

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 21st day of May 2025.

DIAMETER DYNAMIC CREDIT FUND

By:	/s/ Michael Cohn
Name:	Michael Cohn
Title:	Trustee

Attest:	/s/ Samuel Kim
Name:	Samuel Kim
Title:	Associate General Counsel, Diameter Capital Partners LP